EXHIBIT 99.1

Himax Technologies, Inc. Announces Preliminary Q2 2012 Results

Company Expects Q2 Gross Margin and EPS to Meet Guidance

TAINAN, Taiwan, July 9, 2012 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. ("Himax" or "Company") (Nasdaq:HIMX), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, today announced preliminary results for the three months ended June 30, 2012. The Company expects to report revenues of $189.5 million, a 13.7% increase sequentially, from the $166.7 million posted in the first quarter of 2012, and an 18.0% increase versus $160.6 million from the same period last year. Himax expects to meet its second quarter guidance with gross margin of approximately 23.1% and GAAP earnings per diluted ADS to be $0.089. The preliminary second quarter EPS represents a 34.7% increase quarter-over-quarter and a 342.5% increase year-over-year.

Himax's second quarter guidance provided on May 8, 2012 had forecasted revenues to increase by 15-20% quarter over quarter, gross margin to remain flat or slightly up from 22.9% in the first quarter of 2012 and GAAP earnings per diluted ADS to be in the range of $0.08-$0.10. While smartphone applications remain one of the Company's fastest growing segments in the second quarter, some smartphone orders got pushed back to the third quarter, resulting in the Company's overall Q2 sales being slightly below its previously forecasted revenues.

"Our preliminary results for the second quarter reflect further progress in the Company's strategic goals of achieving more balanced sales from various product lines and a more diversified customer base," commented Jordan Wu, President and Chief Executive Officer of the company. "This positive shift in product mix contributed to our improved sales, gross margin and EPS. On the back of a strong first half, we are confident that we will see strong top and bottom line growth from last year during the second half of 2012."

The Company will announce its complete second quarter 2012 results in early August.

About Himax Technologies, Inc.

Himax Technologies, Inc. (Nasdaq:HIMX) is a fabless semiconductor solution provider dedicated to display imagine processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mount displays, LED driver ICs, power management ICs, and chipsets for TVs and monitors. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs 1,400 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. With more than 1,300 patents in three continents on its technologies, Himax has retained its position as the leading display image processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory; the uncertainty of success in our Taiwan listing plan which is still under review by Taiwan regulatory authorities and subject to change due to, among other things, changes in either Taiwan or U.S. authorities' policies and Taiwan regulatory authorities' acceptance of the Company's Taiwan listing application and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2011 filed with the SEC, as may be amended.

CONTACT: Himax Technologies, Inc.
         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22300
         Fax: 886-2-2314-0877
         Email: jackie_chang@himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel:  886-2-2370-3999 Ext.22320
         Fax: 886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         INVESTOR RELATIONS
         MZ North America
         John Mattio, SVP
         Tel: +1-212-301-7130
         Email: john.mattio@mzgroup.us
         www.mz-ir.com